CUSIP No. 949759104                                          Page 19 of 43 Pages


                                                                       EXHIBIT 7

                                 PL CAPITAL, LLC
                                2015 Spring Road
                                    Suite 290
                            Oak Brook, Illinois 60523
                               Tel: (630) 928-0231
                               Fax: (630) 928-0232


                              AN IMPORTANT MESSAGE
                 TO FELLOW STOCKHOLDERS OF WELLS FINANCIAL CORP.
                            FROM THE PL CAPITAL GROUP

March 27, 2001

Dear Fellow Wells Financial Stockholder:

We need your vote!! By now you should have received a proxy from the management of Wells Financial, and a proxy from us, The PL Capital Group.

Who are we? We are one of Wells Financial's largest stockholders (we own 8.8% of Wells Financial outstanding common stock).

Why are we running this proxy contest? We are taking our case directly to you and the stockholders because we are very frustrated by the actions of Wells Financial's Board and management. Specifically, as detailed in our proxy statement, we are aware of at least two instances in 2000 in which Wells Financial's Board and management rebuffed takeover overtures (including one by current and former members of The PL Capital Group), without public disclosure to you and other Wells' stockholders, even though both opportunities, if consummated, would likely have provided stockholders with a takeover premium.

Now that we have called stockholders' attention to management's actions, via this proxy contest, the management of Wells is publicly stating that the takeover overtures were rejected because they were "inadequate," based upon a valuation from an outside financial advisory firm which showed that Wells was worth more than the amounts offered by the two potential acquirers. What Wells has not disclosed to stockholders is that neither potential suitor, to our knowledge, was provided with the valuation or any other additional information that may have supported increasing the initial takeover pricing offered.

We are also not aware of any instance in 2000 or 2001 in which Wells sought or encouraged offers from other potential acquirers.

Wells Financial's Chairman recently stated that "we have always been sensitive to the desire of stockholders to maximize stockholder value. We do not believe, however, that this goal will

CUSIP No. 949759104                                          Page 20 of 43 Pages


best be served by selling your Company for an inadequate price, even if the price offered represents a premium to the current trading price of our stock."

Guess what? We could not agree more! As one of Wells Financial's largest stockholders, we don't want the Company sold for an inadequate price either. However, we would like to see Wells obtain the highest price possible, through an actual transaction with a real bidder that produces a realizable value for stockholders now, in 2001. We do not believe stockholders should have to wait for a theoretically higher, but possibly unattainable, value in the future, particularly in light of the recent changes in the economy and the stock market.

If Wells Financial's management is truly sensitive to stockholders' desires to maximize stockholder value, we hope that after five years as a public company they will agree it is time for Wells to pursue an open and fair sales process whereby all potential acquirers are provided with information and access to the Company's records. We would also like the Company to publicly disclose to you and other stockholders the results of that process so that you and other stockholders can decide whether an offer is "inadequate" or not.

Although the Board and management of Wells are not legally bound to follow our stockholder proposal, even if it is voted for by the majority of the stockholders, we believe that passage of the stockholder proposal, and election of our Board candidate, Mr. Pihlstrom, sends a clear message to the Board and management of Wells Financial that stockholders want their stockholder value maximized in 2001, through a fair, open and competitive sales process, consistent with the fiduciary duties of Mr. Pihlstrom.

Therefore, if you would like to have us encourage Wells to pursue a sale in a fair, open and competitive sales process, we request that you vote the enclosed WHITE proxy card FOR our candidate for the Board, Mr. Gary Pihlstrom, and FOR our stockholder proposal.

If you have any questions or need further assistance please contact our proxy solicitor MalCon Advisors, Inc., 130 William Street, New York, NY 10038; (800) 475-9320; or PL Capital (Richard Lashley (973) 360-1666, or John Palmer (630) 928-0231).

Thank you for your consideration.

On behalf of The PL Capital Group,



John Palmer                                Richard Lashley
Principal                                  Principal


We encourage you to read our proxy statement because it contains important information. If you do not already have a proxy statement from us, you can get our proxy statement,

CUSIP No. 949759104                                          Page 21 of 43 Pages


and any other relevant documents, for free at the web site of the Securities and Exchange Commission (www.sec.gov). In addition, copies of our recent Schedule 13D filings are available on the SEC's website. Our most recent Schedule 13D filing contains a list of the participants in The PL Capital Group's proxy solicitation and a detailed description of our security holdings of Wells. You may also contact us directly to obtain free copies of our proxy statement.